June 23, 2009

Man Chiu Lee Partner 011-852-3183-4303 manlee@hhlaw.com
VIA IDEA & FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Peggy Fisher, Assistant Director

Re:	Duoyuan Global Water Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed June 11, 2009
Amendment No. 2 to Registration Statement on Form F-1
File June 19, 2009
Letter dated June 19, 2009
Submitted June 19, 2009
File No. 333-159651
Dear Ms. Fisher:
On behalf of Duoyuan Global Water Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated June 22, 2009 (the “Comment Letter”), with respect to the above captioned Registration Statement on Form F-1 in connection with the Company’s initial public offering (the “Offering”) of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares (“Shares”). In connection therewith, the Company has submitted this letter and certain supplemental information to the Securities and Exchange Commission (the “SEC”) for further review.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. Capitalized terms used but not defined in this letter have the definitions set forth in the registration statement.

Ms. Peggy Fisher
June 23, 2009

Exhibit 5.1
1.	Please file a new opinion without the assumptions in paragraphs 2.3 and 2.4 which underline the ultimate opinion.

Response: The Company advises the staff that it will file a new opinion without the assumption in paragraph 2.4 in the form attached here to as Annex A as of the date of effectiveness.

The Company’s British Virgin Islands (“BVI”) counsel Maples and Calder (“Maples”) respectfully submits that paragraph 2.3 is a factual assumption that relates only to the accuracy and completeness of the results of searches conducted at the Registry of Corporate Affairs and the High Court Registry in the BVI. The Registry of Corporate Affairs is a department within the Financial Services Commission of the BVI which is the regulatory authority for all financial services business operating in and from within the BVI. It regulates all financial services activities conducted in and from within the BVI pursuant to relevant BVI laws and its remit includes company registrations. The search results include documents that are either issued by or registered by the Registry of Corporate Affairs or the High Court Registry. For example, the results from a search of the documents available for public inspection at the Registry of Corporate Affairs will include the certificate of incorporation for the Company as issued by the Registry of Corporate Affairs. The High Court of the BVI is a member of the Eastern Caribbean Supreme Court. In the BVI, the High Court Registry is one of the departments under the Office of the Deputy Governor, and is tasked with providing administrative support to the local Supreme Court and to assist in the dispensation of justice. Accordingly, the record management of the documents contained in the search results is not within the control of Maples. Maples considers that it is reasonable and common practice for opining lawyers to rely on the accuracy of documents issued by or registered by a regulatory authority or a high court . As Derrick Kan of Maples discussed with the staff today, updated searches at the Registry of Corporate Affairs and at the High Court Registry will be conducted on the date of effectiveness and as such will be reflected in a new opinion in the form attached hereto as Annex A.

2.	Revise the first sentence in paragraph 3 to remove the assumption.

Response: Maples respectfully advises the staff that Maples is qualified to express opinions solely as to matters of BVI law. This assumption serves to make it clear as to which laws the opinion speaks of. Maples cannot reasonably be expected (nor is it able) to express an opinion as to any foreign laws or the impact any such foreign laws may have on BVI laws. Maples does not consider the assumption to detract from the opinions it expresses as to matters of BVI law. The assumption simply highlights the fact that: (a) Maples is not qualified and therefore has no capacity to opine on matters of foreign laws; and (b) Maples does not diligence foreign laws for purposes of expressing opinions as to matters of BVI law.

3.	Given the statements in Paragraphs 2 and 3 that the opinion relates to the British Virgin Island laws in effect on the date of the opinion, pleases file a new opinion dated as of the date of effectiveness.

Response: The Company advises the staff that it will file a new opinion in the form attached hereto as Annex A as of the date of effectiveness.

4.	File an opinion that removes the assumption contained in Paragraph 3.3 regarding the entry of details into the Company’s register of members or tell us why counsel believes this assumption is necessary in providing its opinion and when in relation to closing such event will occur.

Response: Maples respectfully submits that it is unable to remove paragraph 3.3 regarding the entry of details in the Company’s register of members. Paragraph 3.3 is a statement of BVI law and not an assumption. Under Section 50 of the BVI Business Companies Act, a share in the Company is deemed to be issued when the name of the shareholder is entered in the register of members of the Company. Further, under Section 78 of the BVI Business Companies Act, “shareholder” is defined as a person whose name is entered in the register of members as the holder of one or more shares in the Company. The entry of details into the Company’s register of members will occur contemporaneously or immediately after the closing.
Exhibit 8.1
5.	Please refile an updated opinion as of the date of effectiveness, given the language in paragraphs 2 and 5.

Response: The Company advises the staff that it will file a new opinion in the form attached hereto as Annex B as of the date of effectiveness.

6.	Refer to the fifth paragraph of the opinion. Please file an exhibit that includes counsel’s opinion as to the material federal income tax consequences, or revise this opinion to state that the tax discussion in the prospectus constitutes counsel’s opinion of the material federal income tax consequences, rather than stating in this exhibit that the discussion

Ms. Peggy Fisher
June 23, 2009

described the provisions of federal income tax law.

Response: The Company respectfully advises the staff that the fifth paragraph of the revised the opinion has been revised to reflect that the tax discussion in the prospectus constitutes counsel’s opinion of the material federal income tax consequences. The revised fifth paragraph is set forth as follows:
Based upon and subject to the foregoing, and subject to the qualifications stated therein, the discussion set forth in the Prospectus under the heading “Taxation—U.S. Federal Income Taxation” constitutes our opinion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the shares and the ADSs.
7.	Investors are entitled to rely on the opinion you file. Please revise the second sentence of the sixth paragraph accordingly.

Response: The Company respectfully advises the staff that the second sentence of the sixth paragraph has been revised to delete the word “solely”, as set forth below:

This opinion letter has been prepared ~~solely~~ for your use in connection with the filing of the Registration Statement on the date of this opinion letter and should not be quoted in whole or in part or otherwise referred to, nor filed with or furnished to, any other governmental agency or other person or entity without the prior written consent of this firm.
* * * * *
The Company believes that the foregoing supplemental data and corresponding attachments respond to the comments of the staff.
Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee
Enclosure

cc.	Mr. Wenhua Guo Duoyuan Global Water Inc.

Ms. Peggy Fisher
June 23, 2009

Ms. Jeanie Park Hogan & Hartson LLP

Mr. Kurt J. Berney O’Melveny & Myers LLP

Mr. Scott Graziano O’Melveny & Myers LLP

Annex A

Our ref	BNM\ GAB/ 999999/8171309v23
Direct tel	+852 2971 3004
Email	barry.mitchell@maplesandcalder.com
Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
23 June 2009
Dear Sirs
Duoyuan Global Water Inc.
We have acted as counsel as to British Virgin Islands law to Duoyuan Global Water Inc. (the "Company”) in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), originally filed on 1 June 2009 with the Securities and Exchange Commission under the Securities Act of 1933, as amended to date, relating to the public offer and sale by the Company of certain American Depositary Shares representing the Company’s ordinary shares of par value of US$0.000033 each (the “IPO Ordinary Shares”). We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1	Documents Reviewed
For the purpose of this opinion, we have reviewed originals, copies, drafts or conformed copies of the following documents:
1.1	the written resolutions of the board of directors of the Company dated 25 April 2008 and 1 June 2009, and the written resolutions of the shareholders of the Company dated 1 June 2009 (the “Resolutions”);
1.2	a certificate of incumbency dated 22 June 2009, issued by Offshore Incorporations Limited, the Company’s registered agent, a copy of which is attached as Annexure A (the “Registered Agent’s Certificate”);
1.3	the public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 23 June 2009 including:
(a)	the Company’s Certificate of Incorporation dated 21 June 2007; and
(b)	the Company’s Memorandum and Articles of Association;
1.4	the records of proceedings on file with and available for inspection on 23 June 2009 at the British Virgin Islands High Court Registry (the “High Court Registry”);
1.5	a certificate from a director of the Company addressed to this firm dated 23 June 2009, a copy of which is annexed hereto as Annexure B (the “Director’s Certificate”); and

1.6	the Registration Statement.

2	Assumptions
Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion. The following opinions are given only as to, and based on, circumstances and matters of fact existing at the date hereof and of which we are aware consequent upon the instructions we have received in relation to the matter the subject of this opinion and as to the laws of the British Virgin Islands as the same are in force at the date hereof. In giving this opinion, we have relied upon the completeness and accuracy (and assumed the continuing completeness and accuracy as at the date hereof) of the Registered Agent’s Certificate and the Director’s Certificate, as to matters of fact, without further verification and have relied upon the following assumptions, which we have not independently verified:
2.1	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;
2.2	all signatures, initials and seals are genuine;
2.3	that all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches;
2.4	there is no contractual or other prohibition (other than as may arise by virtue of the laws of the British Virgin Islands) binding on the Company or on any other party prohibiting it from entering into and performing its obligations.

3	Opinions
The following opinions are given only as to matters of the British Virgin Islands law which are in force on the date of this opinion and we have assumed that there is nothing under any other law that would affect or vary the following opinions.
Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	the Company is a limited liability company registered under the BVI Business Companies Act, 2004 and is validly existing under the laws of the British Virgin Islands;
3.2	the Company is authorised to issue a maximum of 1,500,000,000 ordinary shares with a par value of US$0.000033; and
3.3	the issue of the IPO Ordinary Shares has been duly authorised. When issued, allotted and paid for as contemplated in the Registration Statement and when details of the issue are entered into the Company’s register of members, the IPO Ordinary Shares will be legally issued and allotted, fully paid and non-assessable.

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4	Qualifications
Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Registration Statement or otherwise with respect to the commercial terms of the transactions the subject of this opinion.
We hereby consent to the use of this opinion in, and the filing hereof as an Exhibit to, the Registration Statement and further consent to the reference of our name under the headings of “Taxation”, “Enforceability of Civil Liabilities” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.
Yours faithfully
Maples and Calder

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Annexure A
Registered Agent’s Certificate

Annexure B
Director’s Certificate

Annex B
June     , 2009
Duoyuan Global Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing, 102600, Peoples Republic of China
Ladies and Gentlemen:
     We are acting as counsel to Duoyuan Global Inc. (the “Company”) in connection with its Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on June 1, 2009, as amended to date (the “Registration Statement”), relating to the offering of American Depositary Shares (the “ADSs”) each of which represents a certain number of ordinary shares, par value $0.000033 per share, of the Company (the “shares”) as set forth in the prospectus dated June 1, 2009 (the “Prospectus”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. §229.601(b)(8), in connection with the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Prospectus.
     This opinion letter is based as to matters of law solely on the Internal Revenue Code of 1986, as amended, its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury Regulations, all as in effect and existing on the date hereof (collectively, “federal income tax laws”). These provisions and interpretations are subject to changes, which may or may not be retroactive in effect, that might result in material modifications of our opinion. We express no opinion herein as to any other laws, statutes, regulations, or ordinances. Our opinion does not foreclose the possibility of a contrary determination by the Internal Revenue Service (the “IRS”) or a court of competent jurisdiction, or of a contrary position by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinion set forth herein will be sustained if challenged, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.
     In rendering the following opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion. In our review, we have assumed that all of the representations and statements set forth in such documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to

Duoyuan Global Water Inc.
June     , 2009

authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.
     For purposes of rendering our opinion, we have not made an independent investigation of the facts set forth in any of the above-referenced documents, including the Prospectus. We consequently have relied upon representations and information presented in such documents.
     Based upon and subject to the foregoing, and subject to the qualifications stated therein, the discussion set forth in the Prospectus under the heading “Taxation—U.S. Federal Income Taxation” constitutes our opinion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the shares and the ADSs.
     We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement. This opinion letter has been prepared for your use in connection with the filing of the Registration Statement on the date of this opinion letter and should not be quoted in whole or in part or otherwise referred to, nor filed with or furnished to, any other governmental agency or other person or entity without the prior written consent of this firm.
     We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,
HOGAN & HARTSON LLP